Exhibit 99.3

SIGA Technologies, Inc.
660 Madison Avenue, Suite 1700
New York, NY 10065

[•], 2016

Dear Stockholder:

Enclosed are the prospectus dated [•], 2016 (the “Prospectus”) and other materials relating to the rights offering by SIGA Technologies, Inc. (the “Company”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase shares of the Company’s common stock at the Subscription Price (as defined below). You should also refer to the detailed Instructions for Use of SIGA Technologies, Inc. Subscription Certificate included with this letter. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

•	We are distributing to each holder of our common stock, par value $0.0001, who was a record holder of our common stock on the record date, which was [•], 2016 (the “Record Date”), at no charge, one non-transferable subscription right for each share of common stock owned. The subscription rights will be evidenced by non-transferable subscription certificates, which we also refer to as rights certificates.
•	Each subscription right will entitle the rights holder to invest $0.65 for each share of common stock owned on the Record Date (the “Basic Subscription Right”), at the cash price of $1.50 or 85% of the volume weighted average price of shares of common stock as reported on the OTC Pink Sheets on the Expiration Date (defined below), whichever is lower, per share (the “Subscription Price”), upon timely delivery of the required documents and payment of the Subscription Price, which shall be paid in cash.
•	If a rights holder exercises its Basic Subscription Right in full, it may also exercise an over-subscription privilege to invest an additional amount which will permit a holder to acquire additional shares of common stock at the Subscription Price, when that price is determined, that remain unsubscribed at the Expiration Date, subject to the availability and pro rata allocation of shares among holders exercising this over-subscription privilege, as well as the potential ownership limitations set forth in the Prospectus. To the extent the number of unsubscribed shares is not sufficient to satisfy all of the properly exercised over-subscription privilege requests based on the amounts invested by stockholders participating in the Rights Offering, then the available shares will be prorated among those who properly exercised over-subscription privileges based on the number of shares each rights holder subscribed for under the Basic Subscription Right after that number is determined when measured against the Subscription Price. If this pro rata allocation results in any holder receiving a greater number of shares of common stock than the holder subscribed for pursuant to the exercise of the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder oversubscribed, and the remaining shares of common stock will be allocated among all other holders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated or all over-subscription exercises have been fulfilled, whichever occurs first.
•	If rights holders wish to exercise their subscription rights, they must do so prior to 5:00 p.m., New York City time, on [•], 2016, subject to extension or earlier termination (the “Expiration Date”). After the Expiration Date, the subscription rights will expire and will have no value. See “The Rights Offering— Expiration of the Rights Offering; Extensions and Amendments” in the Prospectus.
•	You are not required to exercise any or all of your subscription rights. We will deliver to the record holders who purchase shares in the rights offering certificates representing the shares purchased with a holder’s subscription right as soon as practicable after the rights offering has expired. If you request and pay for a larger amount of shares than is allocated to you, we will refund the overpayment, without interest.

If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company may be diluted. Please see page [  ] of the Prospectus for a discussion of dilution and page [  ] of the Prospectus for a discussion of other risk factors.

If you have any questions concerning the rights offering, please contact D.F. King & Co., Inc. by telephone toll free at (800) 207-2872 or by email at infoagent@dfking.com.

Sincerely,

Eric A. Rose, M.D.
Executive Chairman

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